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                              June 27, 2022

       Anastasios Konidaris
       Chief Financial Officer
       Amneal Pharmaceuticals, Inc.
       400 Crossing Boulevard
       Bridgewater, NJ 08807

                                                        Re: Amneal
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-38485

       Dear Mr. Konidaris:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Note 26 - Segment Information, page F-66

   1. Your disclosure on page F-12 indicates that you operate principally in the United States,
                                                        India, and Ireland.
Please revise future filings to disclose the amount of revenue and long-
                                                        lived assets that are
attributed to the United States as well as any individual foreign country that is
material. Refer to ASC 280-10-50-41.
 Anastasios Konidaris
Amneal Pharmaceuticals, Inc.
June 27, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameAnastasios Konidaris                    Sincerely,
Comapany NameAmneal Pharmaceuticals, Inc.
                                                          Division of
Corporation Finance
June 27, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName